UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The press release attached hereto as Exhibit 99.1 entitled “Cellect Biotechnology and Quoin Pharmaceuticals Announce Strategic Merger” summarizes the material definitive agreements described in more detail below. Such press release describes the following transactions: (i) the merger of Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin”), and a newly organized subsidiary of Cellect Biotechnology, Ltd., an Israeli company (“Company”), pursuant to which Quoin will survive the merger and become a wholly owned subsidiary of the Company; (ii) a $25.25 million equity investment commitment from Altium Capital that Quoin has secured in connection with the merger (the “Altium Investment”); and (iii) the sale of the Company’s wholly-owned subsidiary, Cellect Biotherapeutics, Ltd., an Israeli company.

Quoin is a private, specialty pharmaceutical company focused on rare and orphan diseases. Its lead products are under development for a number of rare skin diseases including Netherton Syndrome, Peeling Skin Syndrome, SAM Syndrome, Palmoplantar Keratoderma and Epidermolysis Bullosa.

Entry into Material Definitive Agreements

Merger Agreement

On March 24, 2021, the Company signed an Agreement and Plan of Merger and Reorganization (“Merger Agreement’) with Quoin and CellMSC, Inc. a Delaware corporation (“Merger Sub”), attached to this Form 6-K as Exhibit 10.1. Pursuant to the Merger Agreement, Merger Sub will be merged into Quoin, which will be the surviving company, and Quoin will become a wholly-owned subsidiary of the Company, (the “Merger Transaction”). Quoin’s shareholders will receive shares of the Company’s common stock that represent approximately 75% of the Company’s post-closing shares. Pre-closing shareholders of the Company will retain approximately 25% of the pre-Merger Transaction shares after the closing. Both the pre-closing Cellect shareholders’ and Quoin’s percentage interest in the Company will be diluted by the Altium Investment, subject to certain limitations described in the Merger Agreement and the transactions contemplated by the Financing Purchase Agreements (as defined below).

Per Section 1.4(b) of the Merger Agreement, the Company will amend its Articles of Association to change its name to “Quoin Pharmaceuticals, Ltd.” and increase its authorized number of ordinary shares. Additionally, the Company’s trading symbol on Nasdaq will change to “QNRX” following the closing of the Merger Transaction.

The Company will provide notice and hold a meeting of the shareholders of the Company’s ordinary shares for the purpose of seeking shareholder approval to (i) amend the Articles of Association to change the Company name and increase its authorized number of ordinary shares, (ii) approve the purchase by the Company of a directors’ and officers’ liability insurance policy for seven years after the closing of the Merger Transaction, and any other matter required by the Board of Directors of the Company, and agreed to by Quoin, in order to give effect to the transactions contemplated by the Merger Agreement. The Board of Directors of the Company has approved the form of Merger Agreement.

The Merger Agreement conditions the closing of the Merger Transaction on the following: approval of the Company’s shareholders in accordance with Israeli corporate law, effectiveness of a Form F-4 registration statement of the Company, Nasdaq’s approval of continued listing of the Company’s American Depositary Shares (“ADSs”), and other customary closing conditions for a transaction of this sort.

Share Transfer Agreement

The Company has also entered into a Share Transfer Agreement between the Company and EnCellX Inc. (“EnCellX”), a privately held U.S. company based in San Diego, California, pursuant to which the Company will sell all the outstanding shares of its wholly-owned subsidiary, Cellect Biotherapeutics Ltd. (“Subsidiary”) to EnCellX at the closing (the “Share Transfer”). All of the Company’s intellectual property rights are held by the Subsidiary and therefore will be indirectly transferred to EnCellX in the Share Transfer.

In consideration for the shares of the Subsidiary, the Company will receive both royalty and milestone payments, as well as license fees as further outlined in Section 2.02 of the Share Transfer Agreement attached to this Form 6-K as Exhibit 10.2 (the “Share Transfer Consideration”).

Included in the Share Transfer Consideration is a provision stating that, if EnCellX fails to raise at least $3,000,000 within 12 months of the closing of the Share Transfer in order to continue development of the technology, then EnCellX must engage an investment bank and initiate the process of the sale of the Subsidiary or its assets, with the net proceeds of such transaction payable to the Company within 15 business days of such receipt. The Share Transfer Consideration will include the net proceeds of any such sale.

In connection with the Share Transfer Agreement, the Company will enter into a Contingent Value Rights Agreement (“CVR Agreement”), attached to this Form 6-K as Exhibit 10.3, pursuant to which the holders of the Company’s ADSs immediately prior to the Merger Transaction will have the right to receive, through their ownership of contingent value rights (“CVRs”), their pro-rata share of the net Share Transfer Consideration, making such holders of CVRs the indirect beneficiaries of the net payments under the Share Transfer Agreement.

CVRs will be recorded in a register administered by the Rights Agent but will not be certificated. CVRs may not be transferred, assigned or sold other than as permitted in the CVR Agreement. The CVRs do not represent an ownership right in EnCellX nor confer any rights on the holders thereof, except to receive their pro rata net share of the Share Transfer Consideration.

Under the Share Transfer Agreement, Eyal Leibovitz will serve as the Representative for the holders of CVRs, and Computershare Inc. will serve as the Rights Agent. By accepting CVRs, the holders of the CVRs appoint, authorize and empower the Representative to be their exclusive agent and attorney-in-fact and to make all decisions and determinations with respect to actions of the CVR holders. The provisions detailing the duties, authority, liability and succession of Representatives are discussed further in Article 5 of the CVR Agreement.

Securities Purchase Agreements

Equity Financing

Additionally, the Company, Quoin and Altium Growth Fund, LP (“Investor”), signed a Securities Purchase Agreement (the “Purchase Agreement”) on March 24, 2021, attached to this Form 6-K as Exhibit 10.4, pursuant to which, upon closing, (i) Quoin will issue shares of its common stock to the Holders, which shall be exchanged for the Company’s ADSs pursuant to the Merger Transaction (the “Primary Shares”), and (ii) the Company will issue to Holders three series of warrants, all exercisable for ADSs in consideration of $12 million in new funds and the surrender of $5,000,000 in aggregate principal amount of Bridge Notes (as defined below) (the “Securities Purchase Transaction”). The warrants to be issued under the Purchase Agreement are designated Series A, Series B and Series C, and each is included as an exhibit to the Purchase Agreement (collectively, “Company Warrants”). The Series A Warrants and Series B Warrants each represent the right to acquire an initial amount of ADSs equal to one hundred percent (100%) of the quotient determined by dividing the purchase price paid by the Investor by the lower of the Closing Per Share Price and the Initial Per Share Price (each as defined in the Purchase Agreement). The Series C Warrants represent the right to acquire (x) an initial amount of ADSs equal to one hundred percent (100%) of the quotient determined by dividing $9,500,000, by the lower of the Closing Per Share Price and the Initial Per Share Price and (y) an additional amount of Series A Warrants and Series B Warrants, each to purchase a number of ADSs determined pursuant to the terms of the Series C Warrants. The Company may force the exercise of the Series C Warrants subject to the satisfaction of certain equity conditions. The Company Warrants also contain certain reset mechanics and other adjustments, all as set forth therein. The Company Warrants also contain certain rights with regard to asset distributions and fundamental transactions. The pricing, reset mechanics and other terms of the Company Warrants are described in further detail in such Company Warrants. Quoin will issue at closing 300% of the number of Primary Shares into escrow with The Bank of New York Mellon, which shares will be exchanged for the Company’s ADSs pursuant to the Merger Transaction (the “Additional Purchased Shares”), which Additional Purchased Shares shall be issued to the Holders upon certain specified reset dates under the Purchase Agreement in the event that the Company’s share price is less than eighty-five (85%) percent of the arithmetic average of the three (3) lowest weighted average prices of the ADSs over the applicable period. The Investor will be prohibited from receiving ADSs from such escrow to the extent and for so long that immediately after giving effect to such receipt, the Investor, together with its affiliates or other attribution parties would own more than 9.99% of the total number of ordinary shares of Company then issued and outstanding.

The Company and the Investor have also executed a Registration Rights Agreement, which is attached to this Form 6-K as Exhibit 10.5. The Registration Rights Agreement will grant the Investor certain rights to require the Company to register ADSs issuable upon exercise of the Company Warrants for resale.

Bridge Financing

In connection with signing the Merger Agreement, Quoin entered into a Securities Purchase Agreement, dated as of March 24, 2021 (the “Bridge Purchase Agreement” and together with the Purchase Agreement, the “Financing Purchase Agreements”) with the Investor, pursuant to which the Investor has agreed to purchase, and Quoin agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5,000,000 in exchange for an aggregate purchase price of up to $3,750,000 (the “Bridge Loan”). Pursuant to the terms of the Bridge Purchase Agreement, the Investor agreed to purchase the Bridge Notes in three closings: (i) the first closing for $2,000,000.00 in aggregate principal amount of Bridge Notes scheduled to close on March 25, 2021; (ii) the second closing for $1,666,666.67 in aggregate principal amount of Bridge Notes scheduled to close on April 23, 2021; and (iii) a third closing for $1,333,333.34 in aggregate principal amount of Bridge Notes scheduled to close on May 24, 2021. The Bridge Notes are secured by a lien on Quoin’s assets, as described in the Bridge Purchase Agreement and its exhibits. In addition, upon the funding of each tranche as described above, the Investor shall also receive warrants to purchase such number of shares of Quoin common stock equal to the aggregate principal amount of the Bridge Notes issued at such funding divided by the initial per share exercise price of $48.51 (the “Bridge Warrants”), subject to adjustment as disclosed therein, including the same reset mechanics as the Company Warrants, as described above. The Bridge Warrants shall have a term of five years from the date all of the shares underlying the Bridge Warrants are freely tradable. The Bridge Warrants also contain certain rights with regard to asset distributions and fundamental transactions. The pricing, reset mechanics and other terms of the Bridge Warrants are described in further detail in such Bridge Warrants. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be exchanged for identical (with references to shares of Quoin Common Stock appropriately adjusted to reference ADSs and with share amounts and share prices adjusted to reflect the Exchange Ratio (as defined in the Merger Agreement)) (the “Exchange Warrants”).

The Merger Transaction, Securities Purchase Transaction, and Share Transfer are all set to close on the same day and are all contingent upon each other. A copy of the Merger Agreement, Share Transfer Agreement, the CVR Agreement, Purchase Agreement, Registration Rights Agreement and Bridge Purchase Agreement (collectively, “Agreements”) are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6, respectively, and are incorporated herein by reference. The foregoing description of the Agreements does not purport to be complete and is qualified in its entirety by reference to such exhibits. Copies of the Agreements have been included to provide investors and security holders with information regarding their terms. The copies are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Agreements were made only for purposes of such Agreements and as of specific dates, were solely for the benefit of the parties to those Agreements, may have been made in some cases solely for the allocation of risk between the parties and may be subject to limitations agreed upon by the parties.

Certain of the schedules and exhibits to the Exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-229083 and 333-212432).

Exhibits

10.1	Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021, by and among Cellect Biotechnology Ltd., CellMSC, Inc. and Quoin Pharmaceuticals, Inc.

10.2	Share Transfer Agreement, dated as of March 24, by and between Cellect Biotechnology Ltd. and EnCellX Inc.

10.3	Form of Contingent Value Rights Agreement, by and among Cellect Biotechnology, Ltd., Eyal Leibovitz in the capacity of Representative and Computershare, Inc. in the capacity of Rights Agent

10.4	Securities Purchase Agreement, dated as of March 24, 2021, by and among Cellect Biotechnology Ltd., Quoin Pharmaceuticals, Inc. and the investors named on the Schedule of Buyers attached thereto

10.5	Registration Rights Agreement, dated as of March 24, 2021, by and between Cellect Biotechnology Ltd. and the investors listed on the Schedule of Buyers attached thereto

10.6	Securities Purchase Agreement, dated as of March 24, 2021, by and among Quoin Pharmaceuticals, Inc. and the investors listed on the Schedule of Buyers attached thereto

99.1	Press Release dated March 24, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 24, 2021
CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Shai Yarkoni
	Name:	Shai Yarkoni
	Title:	Chief Executive Officer